Exhibit (a)(1)(A)

September 22, 2014

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Annie’s, Inc.

at

$46.00 Net Per Share

by

Sandy Acquisition Corporation

a wholly owned subsidiary of

General Mills, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MONDAY, OCTOBER 20, 2014, UNLESS THE OFFER IS EXTENDED.

Sandy Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of General Mills, Inc., a Delaware corporation (“General Mills”), is offering to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Annie’s, Inc., a Delaware corporation (“Annie’s”), at a price of $46.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 8, 2014, among Purchaser, Annie’s and General Mills (the “Merger Agreement”), under which, after the completion of the Offer and the satisfaction or waiver of certain limited conditions, Purchaser will be merged with and into Annie’s and Annie’s will be the surviving corporation and a wholly owned subsidiary of General Mills (the “Merger”).

The Annie’s board of directors has (i) unanimously approved and declared fair and advisable the Merger Agreement and the transactions contemplated thereby, (ii) declared that it is in the best interests of Annie’s and the stockholders of Annie’s that Annie’s enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that, unless Purchaser has elected pursuant to and in accordance with the Merger Agreement to pursue consummation of the Merger without completion of the Offer, the Merger shall be effected under Section 251(h) of the Delaware General Corporation Law and that the Merger shall be consummated as soon as practicable following the acceptance for payment by Purchaser of the Shares tendered in the Offer and (iv) recommended to the stockholders of Annie’s that they accept the Offer and tender their Shares pursuant to the Offer.

The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as described in this Offer to Purchase), (ii) the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in the United States, (iii) the absence of any order, decision, judgment, writ, injunction, decree, award or other determination of any court of the United States or any state thereof that enjoins or otherwise prohibits consummation of the Offer or the Merger and (iv) other customary conditions as described in Section 13—“Conditions of the Offer.” There is no financing condition to the Offer. A summary of the principal terms of the Offer appears on pages (i) through (iv). You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser in the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer (or a facsimile thereof), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by a transfer of Direct Registration Book-Entry Shares (as defined in this Offer to Purchase) or by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Date (as defined herein) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares.

If you desire to tender your Shares and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

* * *

Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the “Information Agent” for the Offer, at the telephone number and address set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission at www.sec.gov.

SUMMARY TERM SHEET

This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to fully understand the Offer (as defined below), the Merger (as defined below) and the related transactions. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to Purchaser (as defined below). Except as otherwise set forth herein, the information concerning Annie’s contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including Annie’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014 (the “Form 10-K”), and other public sources.

Principal Terms

•	Sandy Acquisition Corporation (“Purchaser”), a direct wholly owned subsidiary of General Mills, Inc. (“General Mills”), is offering to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Annie’s, Inc. (“Annie’s”), at a price of $46.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 8, 2014, among Purchaser, Annie’s and General Mills (the “Merger Agreement”), under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Annie’s and Annie’s will be the surviving corporation and a wholly owned subsidiary of General Mills (the “Merger”).

•	The Offer is the first step in our plan to acquire all of the issued and outstanding Shares, as provided in the Merger Agreement. If the Offer results in our purchasing a majority of the issued and outstanding Shares, we will acquire the remainder of the Shares in the Merger for an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price, pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”). No appraisal rights are available in connection with the Offer. Under Delaware law, however, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 15—“Certain Legal Matters—Appraisal Rights.”

•	The initial offering period for the Offer will end at 12:00 midnight, New York City time, at the end of the day on Monday, October 20, 2014, unless we extend the Offer. We will announce any decision to extend the Offer in a press release stating the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the Offer.

•	Upon the terms and subject to the prior satisfaction or waiver of the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3—“Procedures for Tendering Shares” and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in Section 4—“Withdrawal Rights.”

Annie’s Board Recommendation

•

The Annie’s board of directors (the “Annie’s Board”) has (i) unanimously approved and declared fair and advisable the Merger Agreement and the transactions contemplated thereby, (ii) declared that it is in the best interests of Annie’s and the stockholders of Annie’s that Annie’s enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that, unless Purchaser has elected pursuant to and in accordance with the Merger Agreement to pursue consummation of the Merger without completion of the Offer, the Merger shall be effected under Section 251(h) of the

i

DGCL and that the Merger shall be consummated as soon as practicable following the acceptance for payment by Purchaser of the Shares tendered in the Offer and (iv) recommended to the stockholders of Annie’s that they accept the Offer and tender their Shares pursuant to the Offer. See “Introduction” and Section 10—“Background of the Offer; Contacts with Annie’s” below, and Annie’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Conditions

•	We are not obligated to purchase any tendered Shares unless, at the expiration of the Offer, there have been validly tendered in the Offer and not properly withdrawn that number of Shares which would represent at least a majority of the issued and outstanding Shares (including the Shares we currently expect will be tendered pursuant to the Tender and Support Agreement but not including any Shares tendered pursuant to guaranteed delivery procedures that are not actually delivered prior to the expiration of the Offer). See Section 11—“Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements—The Merger Agreement—Treatment of Equity Awards.” We refer to this condition as the “Minimum Tender Condition.” As of the date of this Offer to Purchase, General Mills and Purchaser own no Shares.

•	We also are not obligated to purchase any tendered Shares unless the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated. We refer to this condition as the “Antitrust Condition.” See Section 15—“Certain Legal Matters.”

•	The Offer is also subject to a number of other important conditions, including, among others, (i) there being no order, decision, judgment, writ, injunction, decree, award or other determination which is then in effect of (a) any federal or state court of the United States or any state thereof that would enjoin or otherwise prohibit consummation of the Offer or the Merger or (b) any other governmental authority that would enjoin or otherwise prohibit consummation of the Merger, which order, decision, judgment, writ, injunction, decree, award or other determination would have a material adverse effect on Annie’s or General Mills (in each case as described in the Merger Agreement); (ii) no suit, action or proceeding shall have been commenced and be pending by any United States federal or state or foreign governmental or regulatory authority of competent jurisdiction wherein a judgment, ruling, order, writ, injunction or decree would have any of the effects referred to in clause (i) above; (iii) the absence of a material adverse effect on Annie’s (as provided in the Merger Agreement) since the date of the Merger Agreement; (iv) the representations and warranties of Annie’s set forth in the Merger Agreement being true and correct (as provided in the Merger Agreement), other than (subject to certain exceptions) such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Annie’s; and (v) Annie’s having performed in all material respects its obligations required to be performed by it under the Merger Agreement. Subject to applicable law, we can waive these conditions (other than the Minimum Tender Condition and the Antitrust Condition) without Annie’s consent. See Section 13—“Conditions of the Offer.”

•	There is no financing condition to the Offer. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all issued and outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger and (iv) General Mills has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares pursuant to the Merger.

Procedures for Tendering Shares

If you wish to accept the Offer and:

•	you are a record holder (i.e., a stock certificate or book entry has been issued to or entered for you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, and any other documents required by the Letter of Transmittal, to American Stock Transfer and Trust Company, LLC, the depositary for the Offer (the “Depositary”). These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3—“Procedures for Tendering Shares”;

•	you are a record holder, but your stock certificate or book entry is not available or you cannot deliver or transfer it to the Depositary before the Offer expires, you may be able to obtain three additional trading days to deliver or transfer your Shares by delivering the enclosed Notice of Guaranteed Delivery, properly completed and duly executed, to the Depositary before the Offer expires. See Section 3—“Procedures for Tendering Shares” for more information; or

•	you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee (i.e., your Shares are held in “street name”), you should promptly contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Withdrawal Rights

•	You have the right to, and can, withdraw any Shares that you have previously tendered at any time until the Offer has expired. See Sections 1 and 4—“Terms of the Offer” and “Withdrawal Rights.”

•	To withdraw Shares that you previously tendered, you must deliver a written notice of withdrawal with the required information to the Depositary at a time when you have the right to withdraw your Shares. If you tendered your Shares through your broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

•	Once we accept your tendered Shares upon expiration of the Offer, you will no longer be able to withdraw them. See Sections 1 and 4—“Terms of the Offer” and “Withdrawal Rights.”

Recent Annie’s Trading Prices; Subsequent Trading

•	On September 5, 2014, the last trading day before General Mills and Annie’s announced the signing of the Merger Agreement, the closing price of the Shares reported on the New York Stock Exchange was $33.89 per Share.

•	The Offer Price of $46.00 per Share represents a premium of approximately 36 percent to Annie’s closing stock price on September 5, 2014, the last trading day prior to the announcement of the signing of the Merger Agreement.

•	On September 19, 2014, the last full trading day before Purchaser commenced the Offer, the closing price of the Shares reported on the New York Stock Exchange was $45.94 per Share.

•	We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of Shares; Dividends.”

U.S. Federal Income Tax Treatment

•	If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences of the Offer and the Merger”), your receipt of cash for Shares in the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between (a) the cash you receive in the Offer or the Merger and (b) your adjusted tax basis in the Shares you sell in the Offer or exchange pursuant to the Merger. That gain or loss will be capital gain or loss if the Shares are a capital asset in your hands, and will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the exchange of your Shares for cash. You are urged to consult your own tax advisor as to the particular tax consequences of the Offer and the Merger to you, including the tax consequences under state, local, foreign and other tax laws. See Section 5—“Material United States Federal Income Tax Consequences of the Offer and the Merger.”

Further Information

•	For further information, you can call MacKenzie Partners, Inc., the Information Agent for the Offer, toll-free at 1-800-322-2885, or 212-929-5500 for banks and brokers. See the back cover page of this Offer to Purchase for additional contact information.

To All Holders of Shares of Common Stock of

Annie’s, Inc.:

INTRODUCTION

Sandy Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of General Mills Company, a Delaware corporation (“General Mills”), hereby offers to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Annie’s, Inc., a Delaware corporation (“Annie’s”), at a price of $46.00 per share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

If your Shares are registered in your name and you tender directly to the Depositary (as defined below), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of your Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions. However, if you do not complete and sign the substitute Form W-9 that is included in the Letter of Transmittal, or a Form W-8BEN or other Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of twenty-eight percent of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5—“Material United States Federal Income Tax Consequences of the Offer and the Merger.” Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, LLC (the “Depositary”) and MacKenzie Partners, Inc. (the “Information Agent”).

Consummation of the Offer is conditioned upon (i) there being validly tendered in the Offer and not properly withdrawn that number of Shares which would represent at least a majority of the issued and outstanding Shares (not including any Shares tendered pursuant to guaranteed delivery procedures that are not actually delivered prior to the expiration of the Offer) (the “Minimum Tender Condition”), (ii) the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in the United States (the “Antitrust Condition”), (iii) the absence of any order, decision, judgment, writ, injunction, decree, award or other determination of any court of the United States or any state thereof that enjoins or otherwise prohibits consummation of the Offer or the Merger and (iv) other customary conditions as described in Section 13—“Conditions of the Offer” (collectively, the “Offer Conditions”). There is no financing condition to the Offer.

The Minimum Tender Condition requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn that number of Shares which would represent at least a majority of the issued and outstanding Shares (not including any Shares tendered pursuant to guaranteed delivery procedures that are not actually delivered prior to the expiration of the Offer). According to Annie’s, as of September 19, 2014, there were 17,196,020 Shares issued and outstanding and up to 1,001,076 Shares issuable upon the exercise of outstanding options and the vesting of outstanding restricted stock units and performance share units. Accordingly, based on the number of Shares, and assuming that no options, restricted stock units or performance share units outstanding as of September 19, 2014 are exercised or vest, as applicable, the Minimum Tender Condition would be satisfied if at least 8,598,011 Shares are validly tendered in the Offer and not properly withdrawn (or at least 8,580,471 Shares in addition to the Shares we currently expect will be tendered pursuant to the Tender and Support Agreement (as defined below)).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 8, 2014, among Purchaser, Annie’s and General Mills (the “Merger Agreement”), under which, after the completion of the Offer and the satisfaction or waiver of certain limited conditions, Purchaser will be merged with and into Annie’s and Annie’s will be the surviving corporation and a wholly owned subsidiary of General Mills (the “Merger”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held in the treasury of Annie’s or owned by Purchaser, General Mills or any subsidiary of General Mills or wholly owned subsidiary of Annie’s or held by stockholders who have properly exercised appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will by virtue of the Merger, and without any action by the holder thereof, be canceled and converted automatically into the right to receive from Purchaser an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements.” Section 5—“Material United States Federal Income Tax Consequences of the Offer and the Merger” describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger. We recommend that stockholders consult their own tax advisors regarding the tax consequences of the sale of Shares in connection with the Offer or the Merger.

The Offer is only for Shares and not for options, restricted stock units or performance share units. Pursuant to the Merger Agreement, each unexercised option outstanding immediately prior to the Effective Time, whether vested or unvested, will vest in full as of the Effective Time and shall terminate and be canceled and converted into the right to receive an amount in cash, without interest and less any required withholding taxes, equal to the product of (a) the excess, if any, of the Merger Consideration over the applicable exercise price per Share of such option and (b) the aggregate number of Shares subject to such option immediately prior to the Effective Time. If the exercise price per Share of any option equals or exceeds the Merger Consideration, such amount will be zero. All outstanding and unvested restricted stock units will become fully vested at the Effective Time and will be cancelled and converted into the right to receive an amount in cash, without interest and less any required withholding taxes equal to the Merger Consideration multiplied by the number of Shares underlying such restricted stock units. At the Effective Time, each performance share unit that conveys the right to receive Shares outstanding immediately before the Effective Time will be vested in accordance with its terms and each performance share unit will be canceled and converted into the right to receive an amount in cash, without interest and less any required withholding taxes, equal to the Merger Consideration multiplied by either (i) the number of Shares, if any, that would be payable upon settlement of each performance share unit based upon achievement of the performance goal based on actual performance through the Effective Time, in the case of performance share units with a performance cycle beginning more than 18 months prior to the Effective Time or (ii) the number of Shares that would be payable upon settlement of each performance share unit upon achievement of the performance goal at target level, in the case of performance share units with a performance cycle beginning 18 months or less prior to the Effective Time.

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on Monday, October 20, 2014, unless the Offer is extended. See Sections 1, 13 and 15—“Terms of the Offer,” “Conditions of the Offer” and “Certain Legal Matters.”

The Annie’s board of directors (the “Annie’s Board”) has (i) unanimously approved and declared fair and advisable the Merger Agreement and the transactions contemplated thereby, (ii) declared that it is in the best interests of Annie’s and the stockholders of Annie’s that Annie’s enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that, unless Purchaser has elected pursuant to and in accordance with the Merger Agreement to pursue consummation of the Merger without completion of the Offer, the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance for payment by Purchaser of the Shares tendered in the Offer and (iv) recommended to the stockholders of Annie’s that they accept the Offer and tender their Shares pursuant to the Offer (the foregoing, the “Board Recommendation”).

For factors considered by the Annie’s Board, see Annie’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

If, following the purchase of Shares by Purchaser pursuant to the Offer or otherwise, we own at least a majority of the issued and outstanding Shares, we will be able to effect the Merger pursuant to Section 251(h) of the DGCL without a vote of Annie’s stockholders.

No appraisal rights are available in connection with the Offer. However, under the DGCL, stockholders who make a proper demand for appraisal, continue to own their Shares at the Effective Time and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 15—“Certain Legal Matters.”

This Offer to Purchase and the related Letter of Transmittal, and Annie’s Schedule 14D-9, contain important information and each such document should be read carefully and in its entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3—“Procedures for Tendering Shares” and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of the day on Monday, October 20, 2014, unless Purchaser has extended the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition, the Antitrust Condition and the other conditions described in Section 13—“Conditions of the Offer.” Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

We expressly reserve the right (but are not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. However, we have agreed in the Merger Agreement that we will not, without the prior written consent of Annie’s, (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) change, modify or waive the Minimum Tender Condition or the Antitrust Condition, (d) add to the Offer Conditions described in Section 13—“Conditions of the Offer,” or modify any of those conditions in a manner adverse to the holders of Shares, (e) extend or otherwise change the expiration date of the Offer, except as required or permitted by the Merger Agreement, (f) change the form of consideration payable in the Offer or (g) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of Shares.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will be required to accept for payment and pay for any Shares validly tendered and not properly withdrawn. We are required to (a) extend the Offer for one or more periods of time in consecutive increments of up to ten business days per extension (or such longer periods as may be agreed to by Purchaser, Annie’s and General Mills) if, at the time the Offer is scheduled to expire, any of the Offer Conditions are not satisfied or have not been waived, until such time as such Offer Conditions are satisfied or waived, and (b) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer; provided, that (1) we are not required to extend the Offer beyond the date of a Conversion Event (as defined below), (2) if at any such scheduled expiration of the Offer, the Minimum Tender Condition is not satisfied but all other Offer Conditions are satisfied or waived, then we shall not be required to extend the Offer for more than twenty-five business days in the aggregate and (3) we shall not be required to extend the Offer beyond June 8, 2015 or the termination of the Merger Agreement.

There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4—“Withdrawal Rights.”

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of such changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for at least ten business days following such change.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment or pay for any Shares if, at the expiration of the Offer, any of the Offer Conditions have not been satisfied. Under certain circumstances, we may terminate the Merger Agreement and the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer (including pursuant to any Conversion Event) will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the Dow Jones News Service (or such other national media outlet or outlets as we deem prudent) and by making any appropriate filing with the SEC.

Annie’s has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on Annie’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For purposes of this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday determined under Rule 14d-1(g)(3) promulgated under the Exchange Act, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If (a) Purchaser, upon the advice of outside legal counsel following consultation with Annie’s, reasonably determines in good faith that as a result of developments occurring after the date of the Merger Agreement it is more probable than not that a meeting of Annie’s stockholders to consider adoption of the Merger Agreement and approval of the Merger would be reasonably likely to be held at least five days prior to the satisfaction of the Offer Conditions and that the transactions contemplated by the Merger Agreement would be consummated in a more timely manner than if the Offer were to be consummated following satisfaction of the Offer Conditions and (b) at or after any expiration date of the Offer occurring on or after the date that is thirty (30) business days after the commencement of the Offer any Offer Condition has not been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived (other than Offer Conditions that by their nature are to be satisfied on the such expiration date of the Offer), then Purchaser may, at its sole option, upon one business day’s prior notice to Annie’s, irrevocably and unconditionally terminate the Offer, in which case Purchaser is required to thereafter pursue the Merger pursuant to a meeting and vote of Annie’s stockholders (a “Conversion Event”). The Annie’s Board has unanimously directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of stockholders of Annie’s upon such an election and has unanimously adopted resolutions recommending the stockholders of Annie’s adopt the Merger Agreement and approve the Merger at any such meeting. See Section 11—“Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements—The Merger.”

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the Offer Conditions set forth in Section 13—“Conditions of the Offer.”

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares, an indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares (as defined in Section 3 below) or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn prior to the Expiration Date if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, including if certificates are submitted for more Shares than are tendered, such Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder promptly following expiration or termination of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained by DTC.

If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3.	Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, in order for you to validly tender Shares in the Offer, (a) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares through DTC, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (i) certificates representing Shares tendered must be delivered to the Depositary, (ii) the Letter of Transmittal must indicate the tender of Direct Registration Book-Entry Shares or (iii) tendered Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Direct Registration Account. If you hold your Shares in a direct registration account maintained by Annie’s transfer agent (such shares, “Direct Registration Book-Entry Shares”), in order to validly tender your Direct Registration Book-Entry Shares, you must deliver the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees and any other required documents to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or you must comply with the guaranteed delivery procedures described below.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation or indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares with respect to all such Shares), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the New York Stock Exchange (the “NYSE”) is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

For purposes of the Merger Agreement and the Offer, unless otherwise mutually agreed to by Annie’s and Purchaser, any Shares subject to notices of guaranteed delivery will be deemed not to be validly tendered into the Offer unless and until the Shares underlying such notices of guaranteed delivery are actually delivered to or on behalf of Purchaser.

The method of delivery of Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or a manually signed photocopy thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. In addition, if the Shares to be tendered are Direct Registration Book-Entry Shares, the Letter of Transmittal must indicate that such Shares are Direct Registration Book-Entry Shares. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer through DTC, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all dividends (other than a Company Dividend (as defined in Section 11—“Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements—The Merger”)), distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such dividends, distributions, rights, Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Annie’s, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares as provided herein, for any meeting of the stockholders of Annie’s.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of General Mills, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) shall be final and binding on all parties, subject to the right of any such party to dispute such interpretation in a court of competent jurisdiction.

4.	Withdrawal Rights

A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date, as described in this Section 4.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein. However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e–1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as discussed above), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of General Mills, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Date.

5.	Material United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. The discussion applies only to holders that hold their Shares as capital assets, and does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not address consequences relevant to holders subject to particular rules, including, without limitation: holders that hold Shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, holders that purchase or sell Shares as part of a wash sale for tax purposes, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”, holders that beneficially own (actually or constructively) more than 5% of the total fair market value of the Shares or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of the alternative minimum tax, the Medicare tax on net investment income, the U.S. federal gift or estate tax, or state, local or foreign taxation. This discussion also does not address the tax consequences to holders of Shares who exercise appraisal rights under the DGCL.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the tax activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their own tax advisors with regard to the U.S. federal income tax consequences of tendering or exchanging Shares pursuant to the Offer or the Merger.

The U.S. federal income tax consequences set forth below are based on current law. Because individual circumstances may differ, each holder should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such holder and the particular tax effects of the Offer and the Merger to such holder, including the application and effect of U.S. federal estate and gift, state, local and other tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Net capital losses may be subject to limits on deductibility.

Non-United States Holders

For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes). In general, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

•	the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-United States Holder’s permanent establishment in the United States), in which event (i) the Non-United States Holder will be subject to U.S. federal income tax in the same manner as if it were a United States Holder (but such Non-United States Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9), and (ii) if the Non-United States Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty);

•	the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, in which event the Non-United States Holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares net of applicable U.S. source losses from sales or exchanges of other capital assets recognized during the year; or

•	Annie’s is or has been a United States real property holding corporation for U.S. federal income tax purposes and the Non-United States Holder held, directly or indirectly, at any time during the shorter of (i) the five-year period ending on the date of sale (or, if applicable, the date of the Merger) and (ii) the period during which the Non-United States Holder held such Shares, more than 5% of the Shares and such holder is not eligible for any treaty exemption.

Information Reporting and Backup Withholding

Payments made to a noncorporate United States Holder in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding.” Backup withholding generally applies if a United States Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an IRS Form W-8BEN or W-8BEN-E that it is not a U.S. person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax and may be refunded by the Internal Revenue Service to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering United States Holders may be able to prevent backup withholding by completing the substitute IRS Form W-9 that is included in the Letter of Transmittal or, in the case of Non-United States Holders, an IRS Form W-8BEN, W-8BEN-E or other applicable form.

6.	Price Range of Shares; Dividends

According to Annie’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014 (the “Form 10-K”), the Shares are traded on the New York Stock Exchange under the symbol “BNNY.” The following table sets forth, for the periods indicated, the high and low prices per Share on the New York Stock Exchange as reported in the Form 10-K with respect to periods through March 31, 2014 and as reported by published financial sources for periods starting April 1, 2014.

Fiscal Year	High	Low
2013:
First Quarter	$45.00	$32.66
Second Quarter	$48.87	$35.50
Third Quarter	$47.03	$32.06
Fourth Quarter	$43.10	$33.05

2014:
First Quarter	$43.51	$36.26
Second Quarter	$51.46	$40.50
Third Quarter	$52.38	$40.29
Fourth Quarter	$44.92	$34.90

2015:
First Quarter	$40.20	$27.86
Second Quarter (through September 19, 2014)	$46.39	$28.14

On September 5, 2014, the last full trading day prior to the public announcement that General Mills and Annie’s had entered into the Merger Agreement and that Purchaser would commence the Offer, the reported closing sales price per Share on the New York Stock Exchange was $33.89 per Share. On September 19, 2014, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the New York Stock Exchange was $45.94 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

Purchaser has been advised that Annie’s has not declared or paid any dividends in the past two years. Under the terms of the Merger Agreement, except as required by law, Annie’s is not permitted to make, declare or pay dividends or other distributions payable in cash, stock, property or otherwise with respect to the Shares without the prior written consent of General Mills (which consent shall not be unreasonably withheld, delayed or conditioned). See Section 14—“Dividends and Distributions.”

7.	Possible Effects of the Offer; NYSE Listing; Exchange Act Registration

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following closing of the Offer.

Stock Quotation. The Shares are currently listed on the NYSE. Immediately following closing of the Merger, the Shares will no longer meet the requirements for continued listing on the NYSE because the only stockholder will be Purchaser. The NYSE requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger we intend and will cause the surviving corporation to delist the Shares from the NYSE.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Annie’s to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Annie’s to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Annie’s, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Annie’s and persons holding “restricted securities” of Annie’s to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Annie’s to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If the registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8.	Certain Information Concerning Annie’s

The following description of Annie’s and its business has been taken from the Form 10-K and is qualified in its entirety by reference to such report.

Annie’s is a Delaware corporation with its principal executive offices located at 1610 Fifth Street, Berkeley, California 94710. Annie’s telephone number at such principal executive offices is (510) 558-7500.

Annie’s is a natural and organic food company with a widely recognized brand, offering consumers great-tasting products in large packaged food categories. Annie’s sells premium products made from high-quality ingredients at affordable prices. Annie’s products appeal to health-conscious consumers who seek to avoid artificial flavors, synthetic colors and preservatives that are used in many conventional packaged foods. Annie’s has the number one natural and organic market position in four product lines: macaroni and cheese, snack crackers, fruit snacks and graham crackers.

Available Information. Annie’s is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Annie’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Annie’s securities, any material interests of such persons in transactions with Annie’s, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Annie’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in

Washington, DC can be obtained by calling the SEC at 1 (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Annie’s, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Sources of Information. Except as otherwise set forth herein, the information concerning Annie’s contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including the Form 10-K, and other public sources. The information concerning Annie’s taken or derived from such documents and records is qualified in its entirety by reference to Annie’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of General Mills, Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Annie’s contained in such documents and records or for any failure by Annie’s to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Prospective Financial Information. In connection with and at various stages during the discussions between General Mills and Annie’s that led to the negotiation of the Merger Agreement, Annie’s provided General Mills and Purchaser certain prospective financial information concerning Annie’s, including projected adjusted net sales, adjusted gross profit, adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted diluted earnings per share for Annie’s fiscal years 2015 through 2019.

None of General Mills, Purchaser or any of their affiliates or representatives participated in preparing, and they do not express any view on, the prospective financial information summarized below, or the assumptions underlying such information. The summary of such information is included solely to give stockholders access to the information that was made available to General Mills and is not included in this Offer to Purchase in order to influence any Annie’s stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares.

It is our understanding that this prospective financial information was prepared by Annie’s solely for internal use and was not prepared for use in the documents relating to the Offer or with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). To our knowledge, neither Annie’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

It is our understanding that Annie’s prospective financial information reflects numerous estimates and assumptions made by Annie’s with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Annie’s business, all of which are difficult to predict and many of which are beyond Annie’s control. Certain of these assumptions are described under the heading “Financial Projections” in the Schedule 14D-9 prepared by Annie’s and being distributed to holders of Shares with this Offer to Purchase. The prospective financial information reflects subjective judgment in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective financial information, including, but not limited to, Annie’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Annie’s reports filed with the SEC. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than forecasted. The prospective financial information covers multiple years and such information by its nature becomes less reliable with each successive year. In addition, the prospective financial information will be affected by Annie’s ability to achieve strategic goals, objectives and targets over the applicable periods. We understand that the assumptions upon which the prospective financial information was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Annie’s control. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. Such information cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Annie’s, General Mills, Purchaser, any of their respective representatives or anyone who received this information then considered, or now considers, it necessarily predictive of actual future events, and this information should not be relied upon as such. None of General Mills, Purchaser, their advisors or representatives (including the Information Agent and the Depositary) or any of their respective affiliates makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the prospective financial information described below.

None of General Mills, Purchaser or any of their advisors or representatives (including the Information Agent and the Depositary) or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such prospective financial information if they are or become inaccurate (even in the short term).

We understand that the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the Merger Agreement. Further, the prospective financial information does not take into account the effect of any failure of the Offer or the Merger to occur and should not be viewed as accurate or continuing in that context.

The inclusion of the prospective financial information herein should not be deemed an admission or representation by General Mills or Purchaser that they are viewed by General Mills or Purchaser as material information of Annie’s. The prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Annie’s contained in Annie’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in Annie’s prospective financial information, stockholders are cautioned not to place undue, if any, reliance on the prospective financial information included in this Offer to Purchase.

The following is a summary of the prospective financial information Annie’s provided to General Mills on July 7, 2014:

	Fiscal Year Ended March 31,
	2015E	2016E	2017E	2018E	2019E
	(amounts in millions, except per share data)
Adjusted Net Sales	$244.9	$292.3	$349.1	$409.1	$482.8
Adjusted Gross Profit	$90.9	$111.5	$136.3	$162.8	$192.1
Adjusted EBITDA	$32.4	$45.2	$61.5	$78.6	$97.7
Adjusted Diluted Earnings Per Share	$1.01	$1.43	$2.00	$2.61	$3.29

Certain of the prospective financial information set forth herein are non-GAAP financial measures. We understand that Annie’s provided this information to General Mills because Annie’s believed it could be useful in evaluating, on a prospective basis, Annie’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Annie’s may not be comparable to similarly titled amounts used by other companies.

9.	Certain Information concerning Purchaser and General Mills

Purchaser. Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a direct wholly owned subsidiary of General Mills. The principal executive offices of Purchaser are located at Number One General Mills Boulevard, Minneapolis, Minnesota 55426 and Purchaser’s telephone number at such principal executive offices is (763) 764-7600.

General Mills. General Mills is a Delaware corporation. Its shares are listed on the NYSE. General Mills is a leading global manufacturer and marketer of branded consumer foods sold through retail stores. General Mills is also a leading supplier of branded and unbranded food products to the foodservice and commercial baking industries. General Mills manufactures its products in 16 countries and markets them in more than 100 countries. The principal executive offices of General Mills are located at Number One General Mills Boulevard, Minneapolis, Minnesota 55426 and General Mills’ telephone number at such principal executive offices is (763) 764-7600.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of General Mills and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

None of General Mills, Purchaser or, to the knowledge of General Mills or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase: (a) none of General Mills, Purchaser or, to the knowledge of General Mills or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of General Mills, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Annie’s, (b) none of General Mills, Purchaser or, to the knowledge of General Mills or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Annie’s during the past 60 days, (c) none of General Mills, Purchaser, their subsidiaries or, to the knowledge of General Mills or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Annie’s (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, except as previously disclosed in Annie’s filings with the SEC, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of General Mills, Purchaser, their subsidiaries or, to the knowledge of General Mills or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Annie’s or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of General Mills, Purchaser, their subsidiaries or, to the knowledge of General Mills or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Annie’s or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Annie’s securities, an election of Annie’s directors or a sale or other transfer of a material amount of assets of Annie’s.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all issued and outstanding Shares solely for cash, (b) the

Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price pursuant to the Merger, and (d) General Mills has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining issued and outstanding Shares pursuant to the Merger at the time Purchaser accepts Shares for payment pursuant to the Offer (the “Acceptance Time”) and the Effective Time, as the case may be.

10.	Background of the Offer; Contacts with Annie’s

As part of General Mills’ ongoing business and strategic planning, General Mills’ board of directors and senior management evaluate various potential acquisition opportunities from time to time.

On June 12, 2014, Doug Power, General Mills’ Vice President of Mergers & Acquisitions, received a phone call from a representative of J.P. Morgan Securities LLC (“J.P. Morgan”). The J.P. Morgan representative notified Mr. Power that J.P. Morgan had been retained by Annie’s to assist the Annie’s Board in exploring a possible strategic transaction, including a potential sale of Annie’s, and would be initiating an auction process. The J.P. Morgan representative asked Mr. Power if General Mills would have interest in evaluating a potential acquisition of Annie’s. Mr. Power confirmed that General Mills would have interest in learning more, and the J.P. Morgan representative agreed to provide General Mills with a confidentiality agreement with Annie’s prepared by Annie’s counsel. The J.P. Morgan representative also offered that a team from General Mills could attend an in-person meeting with Annie’s Chief Executive Officer, John M. Foraker, in New York City on June 25, 2014, subject to executing the confidentiality agreement with Annie’s.

On June 13, 2014, Mr. Power received the proposed confidentiality agreement from a representative of J.P. Morgan.

On June 16, 2014, Nicholas Rhoads, General Mills’ Senior Manager, Mergers & Acquisitions, called a representative of J.P. Morgan to discuss the process and timing of a possible transaction.

From June 17 to June 19, 2014, Annie’s outside legal counsel, Proskauer Rose LLP (“Proskauer”), and General Mills’ outside legal counsel, Faegre Baker Daniels LLP (“FaegreBD”), negotiated the confidentiality agreement, and on June 19, 2014, General Mills and Annie’s executed the confidentiality agreement.

On June 25, 2014, representatives of General Mills, including Mr. Power, Elizabeth Nordlie (President, Small Planet Foods division), Emily Backstrom (Director of Financial Operations, Small Planet Foods division), and Mr. Rhoads met with Mr. Foraker and representatives of J.P. Morgan at J.P. Morgan’s offices in New York. At the meeting, Mr. Foraker provided an overview of Annie’s business and highlighted the growth opportunities and potential strategic fit with General Mills.

On July 7, 2014, J.P. Morgan, on behalf of Annie’s, sent General Mills a “Phase I Process Letter,” together with Annie’s five-year financial projections through its 2019 fiscal year, as prepared by Annie’s management. The letter requested the submission of General Mills’ initial, non-binding proposal by July 21, 2014.

On July 21, 2014, General Mills submitted to J.P. Morgan a non-binding proposal to purchase Annie’s at a price of $45.00 per share, structured as a tender offer followed by a second-step merger. The proposal was conditioned upon negotiation of a definitive merger agreement that would contain customary terms and conditions for the acquisition of a public company via a two-step tender offer/merger process, Annie’s directors and executive officers entering into customary tender and support agreements in connection with the transaction, General Mills’ completion of its due diligence investigation of Annie’s, and receipt of internal approvals at General Mills.

On July 23, 2014, Mr. Power and Kirk Sabiston (General Mills’ Manager, Mergers & Acquisitions) were notified by a representative of J.P. Morgan that General Mills was invited into the next round of the process, which would include detailed due diligence via a virtual data room and visits to selected Annie’s facilities, with the goal of announcing a transaction by September 1, 2014. The J.P. Morgan representative also invited General Mills to attend a management presentation in San Francisco with Annie’s executives the week of July 28, 2014.

On July 25, 2014, J.P. Morgan, on behalf of Annie’s, sent General Mills a “Phase II Process Letter.” The letter outlined the second phase of the process, which would include an in-person management presentation, access to a virtual data room and visits to select manufacturing sites.

From July 28 to August 5, 2014, Mr. Sabiston and representatives of J.P. Morgan had a number of communications and discussions regarding General Mills’ requests for additional accounting and financial due diligence information with respect to Annie’s.

On July 31, 2014, Annie’s and representatives of J.P. Morgan hosted a management presentation for General Mills in San Francisco, California. Annie’s representatives included Mr. Foraker, Mark Mortimer (President & Chief Customer Officer), Zahir M. Ibrahim (Executive Vice President, Chief Financial Officer & Treasurer), Ed Aaron (Senior Vice President, Strategic Planning & Investor Relations), and Robert M. Kaake (Executive Vice President, Chief Innovation & Quality Officer). General Mills’ representatives included, among others, Mr. Power, Mr. Sabiston, Ms. Nordlie, Ms. Backstrom, Keith Woodward (Senior Vice President, Financial Operations, US Retail Organization), Mark Wilhite (Vice President, Field Sales & Industry Initiatives), Scott Lee (Director of Marketing, Small Planet Foods division), and Louis Lambert (General Mills’ Associate General Counsel, Mergers & Acquisitions). The presentation included an overview of Annie’s business and growth opportunities and a discussion of the five-year financial projections previously provided to General Mills.

Later that evening, representatives of J.P. Morgan opened the Annie’s virtual data room to the General Mills internal due diligence team and external advisors, which included detailed due diligence materials across a variety of topics.

On August 6, 2014, General Mills provided a detailed supplemental due diligence request list to J.P. Morgan.

Between August 6 and 18, 2014, representatives of General Mills conducted site visits and engaged in due diligence-related discussions with representatives of Annie’s and certain of its key contract manufacturers at Annie’s owned manufacturing facility in Joplin, Missouri, at the Grand Forks, North Dakota facilities of one of Annie’s key contract manufacturers and at the Salt Lake City, Utah facilities of another of Annie’s key contract manufacturers.

On August 8, 2014, representatives from General Mills met with Mr. Foraker in San Francisco to discuss Annie’s organizational structure and general cultural dynamics. Attendees from General Mills included Ms. Nordlie, Mr. Lee, Nicole Vachon (HR Director), Kelly Baker (HR Vice President, U.S. Retail Organization), and Mr. Rhoads, with additional personnel joining via conference call. Mr. Foraker was joined via conference call by Mr. Mortimer, Mr. Ibrahim, Mr. Aaron and Mr. Kaake. A representative from J.P. Morgan also attended the meeting.

On August 12, 2014, representatives of J.P. Morgan hosted a legal due diligence conference call among Annie’s internal counsel and representatives of General Mills’ internal and external counsel. Participants included Mr. Lambert and Ani Gulati (Chief Litigation Counsel) from General Mills, representatives from FaegreBD, and Steven L. Richie (Vice President, Legal and Corporate Secretary of Annie’s).

On August 13, 2014, J.P. Morgan representatives hosted a tax due diligence conference call among representatives of General Mills, including Kathy Garrison (General Mills’ Tax Director) and General Mills’ and Annie’s respective outside tax advisors.

Between August 14 to 15, 2014, General Mills’ accounting/finance due diligence team conducted financial due diligence on Annie’s fiscal year 2014 in San Francisco and J.P. Morgan representatives hosted an accounting and finance due diligence conference call among representatives of General Mills and the outside accounting teams for Annie’s and General Mills.

On August 15, 2014, J.P. Morgan representatives also hosted a litigation due diligence conference call among representatives from General Mills and Cooley LLP (Annie’s outside litigation counsel).

On August 16, 2014, J.P. Morgan, on behalf of Annie’s, sent General Mills a “Final Bid Instruction Letter” and a draft merger agreement that had been prepared by Proskauer. The letter stated that General Mills was required to submit its comments to the draft merger agreement by August 27, 2014, and its final, definitive offer by September 4, 2014.

On August 18, 2014, J.P. Morgan representatives hosted an accounting and finance due diligence conference call among representatives of General Mills and Annie’s and their respective internal and outside accounting teams. Participants included Mr. Sabiston, as well as others from General Mills, General Mills’ outside accounting due diligence team and Mr. Ibrahim, among other accounting and finance personnel from Annie’s. That evening, Mr. Foraker and Ms. Nordlie had dinner together in Minneapolis and discussed the strategic merits of a potential transaction.

On August 19, 2014, Mr. Foraker and a representative of J.P. Morgan met with senior General Mills executives at General Mills’ headquarters in Minneapolis to discuss a potential transaction, as well as considerations for a successful integration. General Mills’ representatives included Ken Powell (Chairman & Chief Executive Officer), Don Mulligan (Executive Vice President, Chief Financial Officer), Jeff Harmening (Executive Vice President, Chief Operating Officer of US Retail Organization), Kim Nelson (Senior Vice President, External Relations & President of General Mills Foundation), Tom Forsythe (Vice President, Corporate Communications), Mary Catherine Toker (Vice President, Government Relations), Jim Sweeney (Natural/Organic Sales Director), Ms. Nordlie and Mr. Lee.

On August 20, 2014, Ms. Nordlie and Lara Merriken (founder of LÄRABAR – a maker of natural fruit-and-nut bars acquired by General Mills in 2008 – and General Mills Creative Director, Small Planet Foods division) met over lunch with Molly F. Ashby (Annie’s Board Chair) and Annie Withey in Windsor Locks, Connecticut, to discuss General Mills’ potential acquisition of Annie’s. Similarly, later in the week Ms. Nordlie called Mr. Foraker to discuss General Mills’ potential acquisition of Annie’s, including the key terms of a retention agreement for Mr. Foraker, in the event that General Mills were to acquire Annie’s. Shortly thereafter, Mr. Foraker e-mailed Ms. Nordlie following up on their conversation, and indicated that he would be generally agreeable to continued employment with Annie’s on the terms proposed by Ms. Nordlie were General Mills to be the winning bidder in the auction process.

On August 28, 2014, General Mills e-mailed J.P. Morgan comments to the draft merger agreement prepared by Proskauer, together with a draft founder’s agreement to be executed by Ms. Withey.

That afternoon, J.P. Morgan representatives hosted a follow-up litigation due diligence conference call among representatives of General Mills and Cooley LLP.

On August 29, 2014, the General Mills board of directors held a meeting to discuss General Mills’ proposed acquisition of Annie’s, among other topics. After the meeting, Mr. Power called a representative of J.P. Morgan to advise J.P. Morgan that he had received approval to offer $45.00 per share for Annie’s and to discuss timing and process matters.

On September 2, 2014, a representative of J.P. Morgan had a phone conversation with Mr. Power to provide feedback from Ms. Withey on the draft founder’s agreement. Also, on that date, Proskauer called FaegreBD to discuss Annie’s reaction to certain material changes proposed by General Mills in its August 28, 2014 draft of the merger agreement, including, among other things, transaction structure, the amount of the termination fee payable to General Mills under the merger agreement and the circumstances under which such a fee would be triggered, the conditions to General Mills’ obligation to consummate the transaction, the scope of the non-solicitation provisions, the scope of Annie’s representations and warranties and the restrictions on Annie’s business between signing and closing.

On September 3, 2014, representatives of J.P. Morgan e-mailed General Mills a draft of Annie’s disclosure letter prepared by Annie’s counsel that would accompany the merger agreement.

On September 4, 2014, General Mills submitted to J.P. Morgan, by letter, a final offer to purchase Annie’s at a price of $45.00 per share, structured as a tender offer with a second-step merger. The letter noted that General Mills had completed its due diligence, had received board approval and that the offer was not subject to a financing contingency, but was, however, subject to negotiation and execution of a mutually satisfactory definitive merger agreement containing terms, provisions and conditions customary for the type of transaction. Further, the letter expressed General Mills’ willingness to move quickly to announce a transaction as early as September 8, 2014. Lastly, the letter requested that Annie’s enter into a period of exclusivity until September 8, 2014, which period would automatically be extended to September 15, 2014 if General Mills was negotiating the terms and conditions of the transaction in good faith with Annie’s.

In addition to its final offer letter, General Mills submitted a revised version of the draft merger agreement reflecting changes based on the discussion between Proskauer and FaegreBD on September 2, 2014, a revised version of the founder’s agreement and a proposed retention agreement for Mr. Foraker. Later that day, FaegreBD sent Proskauer an initial draft of the tender and support agreement.

That evening, representatives of J.P. Morgan contacted Mr. Power and Mr. Sabiston following J.P. Morgan’s participation in a meeting of the Transaction Committee of the Annie’s Board and conveyed that the Transaction Committee had determined that in order for Annie’s to proceed with a sale transaction and agree to the requested exclusivity, General Mills would need to increase its bid. The J.P. Morgan representative also provided feedback from the Transaction Committee regarding a number of material terms and conditions in General Mills’ revised draft of the merger agreement, including the amount of the termination fee.

On September 5, 2014, Mr. Power called a representative of J.P. Morgan to inform J.P. Morgan that General Mills was increasing its offer to $46.00 per share, conditioned upon General Mills being granted a period of exclusive negotiations with Annie’s. Mr. Power also highlighted certain key terms and conditions of the draft merger agreement that were critical to General Mills, including the structure of the transaction.

That afternoon, General Mills submitted to J.P. Morgan a revised final bid letter reflecting $46.00 per share as General Mills’ final, highest and best offer, along with an exclusivity agreement through September 12, 2014. Later that day, Annie’s executed and returned the exclusivity agreement.

Between September 5 and 8, 2014, Mr. Lambert, FaegreBD and Proskauer negotiated the merger agreement, the disclosure letter and the tender and support agreement. During this period, Mr. Lambert and FaegreBD also negotiated the retention agreement with Mr. Foraker’s counsel and the founder’s agreement with Ms. Withey’s counsel.

On September 6, 2014, a group of General Mills representatives and Annie’s representatives participated in a conference call to discuss communications planning for transaction announcement.

Separately that day, Mr. Power called a representative of J.P. Morgan to discuss the merger agreement. In addition, Ms. Nordlie called Mr. Foraker directly to discuss the founder’s agreement.

On September 7, 2014, a group of General Mills representatives and Annie’s representatives met in Berkeley, California to conduct communications planning for the expected transaction announcement the following afternoon.

Several times that day, Mr. Sabiston spoke with Mr. Foraker regarding the status of the merger agreement negotiations. Ms. Vachon also spoke with Mr. Foraker regarding the final terms of his retention agreement.

On September 8, 2014, Mr. Power called a representative of J.P. Morgan in advance of the meeting of the Annie’s Board to discuss final resolution of the remaining open issues in the merger agreement.

Later that morning, the General Mills and Annie’s teams exchanged final press release and communications plan documents. After the U.S. markets closed, General Mills, Annie’s and the other parties executed the merger agreement, the founder’s agreement, Mr. Foraker’s retention agreement, and the tender and support agreement. Shortly thereafter, both General Mills and Annie’s issued independent press releases announcing the execution of the merger agreement and the forthcoming commencement of a tender offer to acquire all of the issued and outstanding shares of Annie’s at a price of $46.00 per share in cash.

11.	Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements

Purpose of the Offer and Plans for Annie’s. The purpose of the Offer and the Merger is for General Mills, through Purchaser, to acquire control of, and the entire equity interest in, Annie’s. The Offer, as a first step in the acquisition of Annie’s, is intended to facilitate the acquisition of all the Shares. Pursuant to the Merger under Section 251(h) of the DGCL, we will acquire all of the capital stock of Annie’s not purchased pursuant to the Offer. Stockholders of Annie’s who sell their Shares in the Offer will cease to have any equity interest in Annie’s or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Annie’s. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of Annie’s will not bear the risk of any decrease in the value of Annie’s.

In accordance with the Merger Agreement, if we accept for payment and pay for at least a majority of the issued and outstanding Shares in the Offer, we will acquire the remaining Shares pursuant to the Merger.

We are conducting a detailed review of Annie’s and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of Annie’s during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Annie’s business, operations, capitalization and management with a view of optimizing development of Annie’s potential in conjunction with General Mills’ existing businesses. Possible changes could include changes in Annie’s business, corporate structure, charter, by laws, capitalization, board of directors, management and dividend policy, although, except as disclosed in this Offer to Purchase, General Mills and Purchaser have no current plans with respect to any such matters.

Except as disclosed in this Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction involving Annie’s or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Annie’s capitalization, corporate structure, business or composition of its management or board of directors.

The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO that we have filed with the SEC on September 22, 2014 (the “Schedule TO”) and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Annie’s.”

The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the Offer Conditions described in Section 13—“Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the Expiration Date.

The Merger Agreement requires us to (a) extend the Offer for one or more periods of time in consecutive increments of up to ten business days per extension (or such longer periods as may be agreed to by Purchaser, Annie’s and General Mills) if, at the time the Offer is scheduled to expire, any of the Offer Conditions are not satisfied or have not been waived, until such time as such Offer Conditions are satisfied or waived, and (b) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer; provided, that (1) we are not required to extend the Offer beyond the date of a Conversion Event, (2) if at any such scheduled expiration of the Offer, the Minimum Tender Condition is not satisfied but all other Offer Conditions are satisfied or waived, then we shall not be required to extend the Offer for more than twenty-five business days in the aggregate and (3) we shall not be required to extend the Offer beyond June 8, 2015 or the termination of the Merger Agreement.

Conversion Event; Stockholder Vote Alternative. We expect the Merger to be completed without a stockholder vote following completion of the Offer pursuant to Section 251(h) of the DGCL. However, upon a Conversion Event, we may, at our sole option and in accordance with the terms of the Merger Agreement, elect to terminate the Offer and thereafter pursue completion of the Merger pursuant to a meeting and vote of Annie’s stockholders. See Section 1—“Terms of the Offer.”

Subject to the terms of the Merger Agreement, we may request that Annie’s prepare a proxy statement, even prior to a Conversion Event, if we make the reasonable determination described in clause (a) of the definition of “Conversion Event” in Section 1—“Terms of the Offer” above. Upon such request, Annie’s will be required to file the proxy statement with the SEC within five business days (but not before October 6, 2014) and thereafter use its reasonable best efforts to respond to any SEC comments on the proxy statement and obtain clearance of the proxy statement by the SEC as promptly as practicable.

Upon our election to pursue completion of the Merger following a stockholder vote: (1) the Offer will be irrevocably and unconditionally terminated, (2) Annie’s will be required to call and hold a special meeting of its stockholders as soon as reasonably practical following the clearance of the proxy statement by the SEC to consider the adoption of the Merger Agreement and approval of the Merger, including distributing a definitive proxy statement and (3) Annie’s will use its reasonable best efforts to solicit from its stockholders proxies in favor of adoption of the Merger Agreement. The Annie’s Board has adopted resolutions providing for the adoption of the Merger Agreement be so submitted to a vote at a meeting of the stockholders of Annie’s and recommending that stockholders adopt the Merger Agreement and approve the Merger in such circumstances.

Recommendation. Annie’s has represented to us in the Merger Agreement that the Annie’s Board (at a meeting duly called and held) has (i) unanimously approved and declared fair and advisable the Merger Agreement and the transactions contemplated thereby, (ii) declared that it is in the best interests of Annie’s and the stockholders of Annie’s that Annie’s enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that, unless Purchaser has elected pursuant to and in accordance with the Merger

Agreement to pursue consummation of the Merger without completion of the Offer, the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance for payment by Purchaser of the Shares tendered in the Offer, (iv) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of Annie’s if necessary for the consummation of the Merger, and (v) recommended to the stockholders of Annie’s that they accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger.

The Merger. The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain limited conditions, Purchaser will be merged with and into Annie’s and Annie’s will survive the Merger as a wholly owned subsidiary of General Mills. Unless we have made the election described above to pursue consummation of the Merger pursuant to a meeting and vote of Annie’s stockholders, the Merger will be effected under Section 251(h) of the DGCL as soon as practicable following consummation of the Offer, without any stockholder vote.

Charter, Bylaws, Directors and Officers. At the Effective Time, the certificate of incorporation of Annie’s will be amended to conform to Exhibit B of the Merger Agreement. Also at the Effective Time, the bylaws of Annie’s will be amended to read as the bylaws of Purchaser as in effect immediately prior to the Effective Time. The directors of Purchaser and, except as otherwise provided in the Retention Agreement described below, the officers of Purchaser immediately prior to the Effective Time will be the initial directors and officers of Purchaser as the surviving corporation.

Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Annie’s or General Mills or any of their respective Subsidiaries and Shares held by stockholders who properly exercise appraisal rights under the DGCL) will, by virtue of the Merger and without any action on the part of the holder, be converted at the Effective Time into the right to receive from the Purchaser the Merger Consideration, payable to such holder upon surrender of the certificate formerly representing (or upon book-entry transfer of) such Shares, without interest and less any required withholding taxes. The Merger Consideration shall be adjusted equitably to reflect any change in the number of outstanding Shares as a result of any stock split (including a reverse stock split) or combination, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for Shares) declared with a record date during the period from the date of the Merger Agreement to the Effective Time. At the Effective Time, each Share owned by Annie’s or General Mills or any of their respective subsidiaries will be canceled, and no consideration will be paid for such Shares. At the Effective Time, each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation. The Shares of stockholders who properly exercise their appraisal rights shall not be converted into the right to receive the Merger Consideration, but rather the holders of such Shares shall be entitled to be paid the fair value of their Shares in accordance with Section 262 of the DGCL.

Treatment of Equity Awards. The Merger Agreement provides that the Annie’s Board shall take such action so that, at the Effective Time, and without any action on the part of any holder thereof, whether or not then exerciseable or vested:

(a)	each outstanding option to acquire Shares will be cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise or purchase price of such option multiplied by the number of Shares subject to such option;

(b)	each outstanding restricted stock unit that conveys the right to receive Shares will be converted into the right to receive an amount in cash equal to the Merger Consideration multiplied by the number of Shares subject to such restricted stock unit; and

(c)	each performance share unit that conveys the right to receive Shares (each, a “Company PSU”) will be converted into the right to receive an amount in cash equal to the Merger Consideration multiplied by either (i) the number of Shares, if any, that would be payable upon settlement of such Company PSU based upon achievement of the performance goal based on actual performance through the Effective Time, in the case of Company PSUs with a performance cycle beginning more than 18 months prior to the Effective Time or (ii) the number of Shares that would be payable upon settlement of such Company PSU upon achievement of the performance goal at target level, in the case of Company PSUs with a performance cycle beginning 18 months or less prior to the Effective Time.

Representations and Warranties. In the Merger Agreement, Annie’s has made customary representations and warranties to General Mills and Purchaser with respect to, among other matters, organization, power and authority; the enforceability of the Merger Agreement; subsidiaries; required governmental authorizations, the non-contravention by the Merger Agreement of Annie’s organizational documents and material contracts; capitalization; the vote of Annie’s stockholders required to approve the Merger; SEC reports, financial statements and internal controls; undisclosed liabilities or material changes since June 30, 2014; the absence of a Company Material Adverse Effect (as defined below); litigation; material contracts; employee benefit plans; labor relations; taxes; environmental matters; intellectual property, properties; compliance with law (including required permits and anti-corruption law); products and product liability; customers and suppliers; affiliated transactions; the opinion of J.P. Morgan; and brokers’ fees. Each of General Mills and Purchaser has made customary representations and warranties to Annie’s with respect to, among other matters, organization, power and authority; the enforceability of the Merger Agreement; required governmental authorizations, the non-contravention by the Merger Agreement of their organizational documents and material contracts; capitalization and operation of Purchaser; availability of financing; the absence of litigation relating the Merger Agreement; and brokers’ fees. In addition, General Mills and Purchaser represented in the Merger Agreement that they have no knowledge of any fact or circumstance that would cause Purchaser to pursue a Conversion Event.

As defined in the Merger Agreement, and for purposes of the Offer, “Company Material Adverse Effect” means any event, condition, change, occurrence or development of a state of circumstances that, individually or when taken together with all other events, conditions, changes, occurrences or developments of a state of circumstances that exist at the date of determination, (a) has or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the Annie’s and its subsidiaries, taken as a whole or (b) would prevent, impair or materially delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or prevent or materially impair or delay the ability of Annie’s to perform its obligations under the Merger Agreement. However, for the purposes of clause (a) above, Company Material Adverse Effect shall not include any such effect relating to or arising from the following:

(i)	any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein) in general;

(ii)	changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof);

(iii)	changes in interest, currency or exchange rates or the price of any commodity, security or market index;

(iv)	changes or proposed changes in legal or regulatory conditions, including changes in law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof;

(v)	changes in Annie’s and its subsidiaries’ industries in general;

(vi)	seasonal fluctuations in the business of the Annie’s and its subsidiaries consistent with their past experience;

(vii)	any change in the market price or trading volume of any securities of Annie’s or any of its subsidiaries, or the change in, or failure of Annie’s to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to Annie’s or any of its subsidiaries for any period, including with respect to revenue, earnings, cash flow or cash position (however the underlying causes of such decline or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred);

(viii)	the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war;

(ix)	the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity;

(x)	legal actions, arbitrations, litigations, suits or other civil or criminal proceedings arising from or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement (except as it relates to any breach or violation of the Merger Agreement by Annie’s);

(xi)	the execution, announcement, performance or existence of the Merger Agreement, the identity of General Mills, the taking or not taking of any action to the extent required by the Merger Agreement or the pendency or contemplated consummation of the transactions contemplated by the Merger Agreement, including any actual or potential loss or impairment after the date hereof of any contract or any customer, supplier, partner, employee or other business relation due to any of the foregoing in this clause (xi);

(xii)	compliance by Annie’s and its subsidiaries with the terms of the Merger Agreement, including the failure to take any action explicitly restricted by the Merger Agreement;

(xiii)	any actions taken, or not taken, with the express prior written consent of General Mills;

(xiv)	certain litigation matters disclosed in the confidential disclosure letter delivered by Annie’s in connection with the Merger Agreement; or

(xv)	any actions taken by General Mills, its affiliates or any of their respective representatives after the date of the Merger Agreement.

However, the exceptions set forth in clauses (i), (ii), (iii), (iv), (v) and (viii) immediately above do not apply, and such circumstances will be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent that such event, condition, change, occurrence or development of a state of circumstances has a disproportionate effect on Annie’s and its subsidiaries, taken as a whole, compared to other participants in the industries in which Annie’s and its subsidiaries conduct their businesses, and in the case of clause (ix) immediately above, has a disproportionate effect on Annie’s and its subsidiaries, taken as a whole, compared to other participants in the industries in which Annie’s and its subsidiaries conduct their businesses in the geographic regions in which Annie’s and its subsidiaries operate. In addition, the exception set forth in clauses (x) and (xi) do not apply to references to Company Material Adverse Effect in Annie’s representations and warranties relating to governmental approvals and non-contravention.

The Merger Agreement and this summary of the representations and warranties contained in the Merger Agreement is intended to provide holders of Shares with information regarding the terms of the Merger Agreement and is not intended to update, modify or supplement any factual disclosures about General Mills, Purchaser or Annie’s or any of their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purposes of allocating risk between the parties, rather than establishing matters as facts, and establishing the circumstances in which a party to the

Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise. Such representations, warranties and covenants may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC, and in some cases were qualified by disclosures set forth in a disclosure letter that was provided by Annie’s to the other parties but is not publicly filed as part of the Merger Agreement. Stockholders of Annie’s and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent developments or new information may or may not be fully reflected in the parties’ public disclosures.

Covenants. The parties have agreed to a number of customary covenants in the Merger Agreement, including among others, the covenants described below.

Conduct of Business. The Merger Agreement obligates Annie’s and its subsidiaries, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, to conduct its operations in the ordinary course of business, subject to certain exceptions. Without limiting the generality of the foregoing, and subject to certain exceptions, Annie’s and its subsidiaries may not take any of the following actions without the prior written consent of General Mills, such consent not to be unnecessarily withheld, delayed or conditioned: (i) amend their organizational documents; (ii) make, declare or pay any dividends or distributions on capital stock; (iii) adjust, split, combine or reclassify its capital stock; (iv) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock; (v) grant any person any right, warrant or option to acquire any shares of its capital stock; (vi) issue, transfer, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than pursuant to the terms of existing equity awards); (vii) make certain material changes relating to employee compensation and benefits; (viii) terminate any officer or employee with title of vice president or above, except for cause; (ix) engage in any material reduction in force; (x) acquire another business (or material interest therein or material assets thereof); (xi) sell, lease, license, transfer, pledge, encumber, grant, dispose of or subject to a lien any material assets; (xii) incur, assume or guarantee any new indebtedness; (xiii) make any loans or advances; (xiv) make or revoke any material tax election, file any amended tax return that could materially increase the taxes payable by Annie’s and its subsidiaries or change its accounting policies or procedures, other than as required by GAAP or applicable law; (xv) waive, release, assign, settle or compromise any material legal actions, arbitrations, litigations, suits or other civil or criminal proceedings; (xvi) enter into, amend or modify in any material respect, waive any material rights under, terminate, replace or release, settle or compromise any material claim or liability or obligation under, any material contract; (xvii) make or authorize any capital expenditure in excess of the budget therefor; (xviii) waive any stock repurchase rights, accelerate, or amend any equity awards, change the period of exercisability of or reprice options, or authorize cash payments in exchange for any company equity awards; (xix) change its methods or practices with respect to retail pricing, promotions, coupon offers, or advertising in any material respect outside the ordinary course of business; or (xx) authorize, agree or commit to do any of the foregoing.

No Solicitation. In the Merger Agreement, Annie’s has agreed not to, and to cause its subsidiaries, and to use reasonable best efforts to cause its representatives not to, (i) solicit, initiate, facilitate or knowingly encourage any inquiries regarding, or the making of any Takeover Proposal (as defined below) or any proposal or offer that would reasonably be expected to lead to a Takeover Proposal, (ii) continue, enter into or participate in any discussions with any person regarding a Takeover Proposal, (iii) execute or enter into any contract with respect to a Takeover Proposal, (iv) furnish to any person any non-public information with respect to any Takeover Proposal, (v) release any third party from any confidentiality or standstill agreement to which the Company is a party or fail to reasonably enforce or grant any material waiver, request or consent to any Takeover Proposal under, any such agreement, or (vi) approve any transaction under, or any person becoming an “interested stockholder” under, Section 203 of the DGCL. Annie’s also agreed to terminate existing discussions and request the return of confidential information relating to any Takeover Proposal and to promptly provide General Mills notice relating to any Takeover Proposals subsequently received. General Mills also agreed to not make, propose or enter into any formal or informal arrangements or understandings (whether or not binding) with any person, or have any discussions or other communications with any other person, in any such case, with respect to any Takeover Proposal involving Annie’s.

Notwithstanding the foregoing, prior to the earlier of the Acceptance Time and, if applicable, the date Annie’s stockholders adopt the Merger Agreement, following the receipt after the date of the Merger Agreement by the Company of a written Takeover Proposal that has not resulted from a breach or violation of the limitations above, (i) Annie’s Board may participate in discussions regarding such Takeover Proposal solely to clarify the terms of such Takeover Proposal and (ii) if Annie’s Board determines in good faith after consultation with outside legal counsel and financial advisors that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) and that the failure to take such action would be inconsistent with the fiduciary duties of Annie’s Board to Annie’s stockholders under applicable law, then Annie’s may, in response to such Takeover Proposal and upon prior written notice to General Mills, (x) furnish access and non-public information with respect to Annie’s and any of its subsidiaries to the person who has made such Takeover Proposal pursuant to an acceptable confidentiality agreement, so long as any written material non-public information provided under this clause (x) has previously been provided to General Mills or is provided to General Mills substantially concurrently (and in any event within 24 hours) with the time it is provided to such person, and (y) participate in discussions and negotiations regarding such Takeover Proposal. Further, Annie’s Board may, to the extent it determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties, modify, waive, amend or release any existing standstill obligations owed by any person to Annie’s or its subsidiaries.

Pursuant to the Merger Agreement, neither Annie’s Board nor any committee thereof may (i) withdraw, qualify, modify or amend (or publicly propose to withdraw, qualify, modify or amend) the Board Recommendation in any manner adverse to General Mills, (ii) approve, endorse or recommend a Takeover Proposal, or (iii) approve, recommend or allow Annie’s to enter into a letter of intent or contract relating to a Takeover Proposal (other than an acceptable confidentiality agreement entered into following compliance with the no solicitation provisions described above) (any of the foregoing, an “Adverse Recommendation Change”). However, at any time before the earlier of the Acceptance Time and, if applicable, the date Annie’s stockholders adopt the Merger Agreement, Annie’s Board may make an Adverse Recommendation Change if, in response to an Intervening Event (as defined below) or a Takeover Proposal, (i) Annie’s Board has concluded in good faith, following consultation with its outside legal counsel, that its failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable law and (ii) at least four business days prior to such Adverse Recommendation Change, Annie’s shall have provided to General Mills notice stating that an Intervening Event or a Takeover Proposal has occurred and describing such Intervening Event or Takeover Proposal and given General Mills during such four business day period the opportunity to meet or negotiate with the Annie’s Board and its outside legal counsel to enable General Mills and Annie’s to discuss or negotiate in good faith a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated by the Merger Agreement may be effected. Moreover, nothing in the Merger Agreement prohibits Annie’s from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to Annie’s stockholders if, in the good faith judgment of Annie’s Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable law or such disclosure is otherwise required under applicable law.

Notwithstanding the foregoing, the Annie’s Board may, at any time before the earlier of the Acceptance Time and, if applicable, the date Annie’s stockholders adopt the Merger Agreement, in response to a Superior Proposal, terminate the Merger Agreement to enter into a contract with respect to such Superior Proposal, but only if (i) Annie’s first provides written notice to General Mills as described in the Merger Agreement at least four business days prior to such proposed termination, during which time General Mills is given the opportunity to meet or negotiate with the Annie’s Board to negotiate in good faith a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated by the Merger Agreement may be effected and (ii) General Mills does not make a binding proposal within four business days that, in the good faith determination of the Annie’s Board, after consultation with its financial advisor, causes the competing Takeover Proposal to no longer constitute a Superior Proposal.

Under the Merger Agreement:

“Takeover Proposal” means any proposal or offer relating to (i) a merger, consolidation, spin-off, share exchange (including a split-off) or business combination involving Annie’s or any of its subsidiaries representing 20% or more of the assets of Annie’s and its subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the assets of Annie’s and its subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of Annie’s, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of Annie’s or (v) any other transaction having a similar effect to those described in clauses (i) through (iv) .

“Superior Proposal” means a bona fide written Takeover Proposal which is received by Annie’s after the date of the Merger Agreement other than as the result of a violation of the no solicitation restrictions described above and which Annie’s Board determines, in its good faith judgment, after consultation with its legal and financial advisors of nationally recognized reputation and taking into account all financial, legal, regulatory and any other aspects of the proposal, the person making the proposal and other aspects of the Takeover Proposal that the Annie’s Board deems relevant, (i) would, if consummated, result in a transaction that is more favorable, from a financial point of view, to Annie’s stockholders than those contemplated by the Merger Agreement and (ii) is reasonably likely to be consummated (if accepted); except that for purposes of the definition of “Superior Proposal” the references to the figure “20%” in the definition of the term “Takeover Proposal” are deemed to be references to “80%.”

“Intervening Event” means a material event, fact, circumstance, development or occurrence (i) that was not known to, or reasonably foreseeable by, Annie’s Board as of or prior to the date of the Merger Agreement, (ii) which event or circumstance becomes known to Annie’s Board prior to the earlier of the earlier of the Acceptance Time and, if applicable, the date Annie’s stockholders adopt the Merger Agreement, and (iii) does not relate to any Takeover Proposal.

Employee Matters. In the Merger Agreement, we have agreed with Annie’s that, for a period of one year following the date that the Merger is consummated, General Mills will, or will cause Purchaser or any of their respective affiliates to, provide to each employee who, immediately prior to the Effective Time is an employee of Annie’s or any of its subsidiaries (each, an “Employee”) with (i) at least the same salary or hourly wage rate provided to such Employee immediately prior to the Effective Time, (ii) at least the same short-term (annual or more frequent) cash bonus or commission opportunity provided to such Employee immediately prior to the Effective Time, and (iii) other compensation and benefits (excluding equity and equity-based awards, which will remain discretionary) that in the case of this clause (iii) are either, in General Mills’ sole discretion, (A) not materially less favorable in the aggregate than those provided as of the date of the Merger Agreement to the Employees considered as a group or (B) substantially similar to those being provided to similarly situated employees of General Mills (other than the Employees). The foregoing does not apply to Mr. Foraker or any person covered by any collective bargaining agreement and nothing in the Merger Agreement precludes the termination of the employment of any Employee for any lawful reason. Neither General Mills nor the surviving corporation shall have any obligation to retain any employee or group of employees of Annie’s or any of its subsidiaries.

General Mills also agreed to honor Annie’s existing employee benefit plans in accordance with their terms as in effect on the date of the Merger Agreement (subject to certain exceptions) and to use commercially reasonable efforts to provide Employees with credit for prior service with Annie’s for purposes of eligibility to participate in and vesting, to waive waiting time limitations and pre-existing condition exclusions, and to provide credit toward deductible, coinsurance and out-of-pocket requirements in each case under any General Mills plans that become applicable to the Employees after the Effective Time, subject to certain exceptions. General Mills also agreed to cause the surviving corporation to assume the liabilities and obligations under Annie’s collective bargaining agreements if required.

The foregoing provisions do not confer upon any current or former employee of Annie’s, General Mills, the surviving corporation or any of their respective affiliates, any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever.

Indemnification and Insurance. In the Merger Agreement, General Mills and Purchaser have agreed that all rights of indemnification, advancement of expenses and exculpation now existing in favor of any present and former directors, officers or employees of Annie’s or any of its subsidiaries shall survive the Merger and shall remain in full force and effect. The Merger Agreement further provides that General Mills and Purchaser will jointly and severally indemnify such individuals to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of Annie’s, its subsidiaries or another person, if such individual is or was serving as a director, officer or employee of such other person at the request of Annie’s, whether asserted or claimed at or after or occurring before the Effective Time.

The Merger Agreement further provides that General Mills and the surviving corporation are required to maintain for at least six years after the Effective Time Annie’s current directors’ and officers’ liability insurance policies or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous (the “D&O Insurance”) with respect to claims arising out of or relating to events which occurred before or at the Effective Time. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an annual cost of not greater than 250% of the current annual premium for Annie’s directors’ and officers’ liability insurance policies and if General Mills or the surviving corporation are unable to obtain such insurance for an annual premium less than or equal to such amount, then General Mills and the surviving corporation are required to obtain as much comparable insurance as possible for annual premiums equal to such amount. In lieu of the foregoing, Annie’s may cause coverage to be extended by obtaining a six-year “tail” policy covering such matters.

Reasonable Best Efforts. The Merger Agreement provides that, subject to its terms and conditions, each of Annie’s, Purchaser and General Mills will, and each will cause its affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the Offer Conditions and the conditions to the Merger are satisfied and to consummate the transactions contemplated by the Merger Agreement as promptly as practicable.

Pursuant to the Merger Agreement, General Mills and Annie’s agreed to use commercially reasonable efforts to obtain any clearance required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for the consummation of the transactions contemplated by the Merger Agreement and to keep the other apprised of the status of any communications with the Federal Trade Commission, the Department of Justice or other governmental authorities. However, this obligation does not require General Mills to (a) contest any final action or decision taken by any governmental authority challenging the consummation of the transactions contemplated by the Merger Agreement, (b) sell or otherwise dispose of, hold separate or agree to sell or dispose of, any assets, categories of assets or businesses of General Mills or its subsidiaries, (c) terminate existing relationships, contractual rights or obligations or (d) amend or terminate existing licenses or other intellectual property agreements or enter into new licenses or other intellectual property agreements to avoid, prevent or terminate any action by any governmental authority which would restrain, enjoin or otherwise prevent consummation of the transactions contemplated by the Merger Agreement. General Mills has, except where prohibited by applicable law, responsibility for determining the strategy for dealing with any governmental authority regarding the application of any applicable antitrust laws, including being entitled to direct any proceedings or negotiations with any governmental authority in respect thereof.

Notification of Certain Matters. Annie’s has agreed to give prompt notice to General Mills and Purchaser, and General Mills and Purchaser have agreed to give prompt notice to Annie’s, of (a) any communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (b) any communication from any governmental authority in connection with the transactions contemplated by the Merger Agreement, (c) legal actions, arbitrations, litigations, suits or other civil or criminal proceedings related to the transactions contemplated by the Merger Agreement, (d) the material failure of any party to comply with or satisfy any covenant, condition or agreement in the Merger Agreement, in each case such that the Offer Conditions or the conditions to the Merger described below would not be satisfied or would give rise to a right a termination under certain provisions of the Merger Agreement, as the case may be, and (e) any change or event having, or which is reasonably likely to have, a Company Material Adverse Effect or a Parent Material Adverse Effect (as defined in the Merger Agreement), as applicable, or which would reasonably be likely to result in the failure of any of that the Offer Conditions or the conditions to the Merger described below to be satisfied. General Mills and Purchaser have also agreed to give prompt notice to Annie’s of any fact or circumstance that would cause Purchaser to make the election described above under “Conversion Event; Stockholder Vote Alternative.”

Approval of Compensation Actions. The Merger Agreement provides that, prior to the Effective Time, Annie’s Board (acting through the compensation committee of Annie’s Board or its independent directors, to the extent required under applicable law) will take all steps necessary to cause all amounts payable to holders of Annie’s equity awards granted or issued under one of Annie’s employee benefit plans to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the obligations of each of General Mills, Purchaser and Annie’s to consummate the Merger are subject to the satisfaction or waiver, where permissible, at or prior to the Effective Time, of each of the following conditions: (a) if required by law, the Merger Agreement shall have been adopted by the affirmative vote of the holders of at least a majority of the issued and outstanding Shares, (b) unless the Offer shall have been terminated in accordance with the Merger Agreement, Purchaser shall have previously accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer, (c) the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been terminated and no governmental authority shall have issued any order, decision, judgment, writ, injunction, decree, award or other determination under the HSR Act that enjoins or otherwise prohibits the consummation of the Merger, (d) no federal or state court of the United States of America or any state thereof shall have issued any order, decision, judgment, writ, injunction, decree, award or other determination which is then in effect that enjoins or otherwise prohibits consummation of the Merger and (e) no other governmental authority shall have issued any order, decision, judgment, writ, injunction, decree, award or other determination which is then in effect that enjoins or otherwise prohibits consummation of the Merger, which order or determination would have a Parent Material Adverse Effect or a Company Material Adverse Effect after giving effect to the Merger.

If the Offer is terminated in accordance with the Merger Agreement and the Acceptance Time does not occur, then (a) the obligations of General Mills and Purchaser to effect the Merger shall be subject to additional conditions, which are substantially similar to the Offer Conditions (other than the Minimum Tender Condition) and (b) the obligation of Annie’s to effect the Merger shall be subject to the following additional conditions: (i) the representations and warranties of each of General Mills and Purchaser set forth in the Merger Agreement shall be true and correct in all respects, without regard to any “materiality” or “Parent Material Adverse Effect” qualifications contained in them, as though made on and as of the closing date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of representations and warranties to be true and correct in all respects would not have a Parent Material Adverse Effect, (ii) each of General Mills and Purchaser shall have performed in all material respects its obligations required to be performed by it under the Merger Agreement at or before the closing date; and (iii) Annie’s shall have received a certificate, signed by an executive officer of General Mills, certifying as to the matters set forth in the foregoing clauses (i) and (ii).

Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, subject to the terms of the Merger Agreement:

(a)	by mutual written consent of General Mills and Annie’s;

(b)	by either General Mills and Annie’s, if (i) the Merger has not been consummated by June 8, 2015, except the right to terminate after such date will not be available to any party whose breach of any covenant or agreement of the Merger Agreement materially contributed to, or resulted in, the failure to consummate the Merger by such date, (ii) the Offer is terminated or withdrawn in accordance with the terms of the Merger Agreement and the Merger Agreement has been submitted to Annie’s stockholders for adoption at a duly convened meeting to consider adoption of the Merger Agreement and the Merger Agreement is not adopted at such meeting, (iii) the Offer expires and is not further extended without Purchaser exercising its option to pursue the Merger pursuant to a meeting and vote of Annie’s stockholders in accordance with the terms of the Merger Agreement; (iv) any order, decision, judgment, writ, injunction, decree, award or other determination of any federal or state court of the United States of America or any state thereof permanently enjoins or otherwise prohibits consummation of the Merger, and such order or determination has become final and nonappealable, or (v) any order, decision, judgment, writ, injunction, decree, award or other determination of any other governmental authority permanently enjoins or otherwise prohibits consummation of the Merger, and such order, decision, judgment, writ, injunction, decree, award or other determination has become final and nonappealable and would have a Parent Material Adverse Effect or a Company Material Adverse Effect after giving effect to the Merger;

(c)	by General Mills, prior to the earlier of the vote of Annie’s stockholders to adopt the Merger Agreement, if applicable, and the Acceptance Time, (i) within fifteen business days after any Adverse Recommendation Change, or (ii) if the Annie’s Board fails to reconfirm the Company Board Recommendation in the circumstances required by the Merger Agreement;

(d)	by General Mills prior to the Acceptance Time if (i) the Annie’s Board approves, endorses or recommends, or publicly proposes to approve, endorse or recommend, a Takeover Proposal, (ii) a tender offer or exchange offer for all outstanding Shares is commenced and the Annie’s Board fails to promptly recommend that Annie’s stockholders not tender their Shares in such tender or exchange offer, (iii) Annie’s shall have materially breached its obligations under the no solicitation provisions described above, which material breach, if curable by Annie’s, is not cured within five business days following notice thereof; or (iv) if Annie’s breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach (A) would give rise to the failure of certain of the Offer Conditions or certain of the conditions to the Merger and (B) has not been cured within twenty business days after written notice of such breach, but only so long as neither General Mills nor Purchaser are then in breach of their respective representations, warranties, covenants or agreements contained in the Merger Agreement, which breach would give rise to the failure of certain of the conditions to the Merger.

(e)

by Annie’s, prior to the Acceptance Time, (i) in order to enter into a contract with respect to a Superior Proposal, after providing General Mills with the advance notice and matching rights described above, (ii) if General Mills or Purchaser breaches any of their respective representations, warranties, covenants or agreements contained in the Merger Agreement, which breach (A) would give rise to the failure of certain conditions to the Merger and (B) has not been cured by General Mills within twenty business days after its receipt of written notice of such breach from Annie’s, but only so long as Annie’s is not then in breach of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach would give rise to the failure of certain conditions to the Merger; or (iii) if Purchaser terminates the Offer prior to its expiration date (as such expiration date may be extended and re-extended), other than in accordance with the Merger Agreement or as required by applicable law.

Fees and Expenses. Except as described below with respect to the termination fee payable by Annie’s to General Mills in certain circumstances and the Expense Amount, whether or not the transactions contemplated by the Merger Agreement are consummated, all expenses incurred by any party to the Merger Agreement in connection with the transactions contemplated thereby is to be paid by the party incurring those expenses. However, any expenses incurred in connection with the preparation, filing, printing and mailing of the proxy statement for any special meeting of Annie’s stockholders and the filing fees for any filings made under the HSR Act shall be paid by General Mills.

As described in greater detail below, in the event that the Merger Agreement is terminated under certain circumstances described under “Termination” above, Annie’s has agreed to pay General Mills a termination fee of $28,800,000 plus an amount equal to all of General Mills’ actual and documented reasonable out-of-pocket expenses incurred in connection with the Merger Agreement, up to a maximum of $2,500,000 in the aggregate (the “Expense Amount” and, together with the termination fee, the “Company Termination Fee”). Annie’s has agreed to pay to us the Company Termination Fee if the Merger Agreement is terminated (a) under the circumstances described above in subparagraph (e)(i) under “Termination,” (b) under the circumstances described above in subparagraphs (c) and (d) under “Termination” (other than pursuant to subparagraph (d)(iv)) or (c) under the circumstances described above in subparagraph (b) (other than pursuant to clauses (iv) and (v)) or subparagraph (d)(iv) under “Termination” and, in the case of this clause (c), (x) a Takeover Proposal shall have been publicly made or publicly proposed prior to the date of any special meeting to adopt the Merger Agreement and to approve the Merger and not subsequently publicly withdrawn, and (y) within twelve months following the date of such termination, Annie’s consummates such Takeover Proposal or enters into a letter of intent or a contract with respect to any transaction specified in the definition of “Takeover Proposal,” with references in the definition of the term “Takeover Proposal” to the figure “20%” deemed to be references to “80%,” and any such transaction is subsequently consummated. Annie’s has agreed to pay the Expense Amount (but not the remainder of the Company Termination Fee) if the Merger Agreement is terminated by General Mills pursuant to subparagraph (d)(iv).

In the event the Merger Agreement is terminated and the Company Termination Fee and/or Expense Amount is paid to General Mills pursuant to and in accordance with the foregoing paragraph, the payment of such Company Termination Fee and/or Expense Amount will constitute the sole and exclusive remedy of General Mills and Purchaser with respect to any and all claims against Annie’s and/or any of its stockholders, directors, officers, agents or other representatives, except in the case of a willful material breach or intentional material breach of the Merger Agreement.

Amendment and Waiver. The Merger Agreement may be amended by the parties, prior to the Effective Time, by an instrument in writing signed by each of the parties, at any time. At any time before the Effective Time, General Mills and Purchaser, on the one hand, and Annie’s, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party under the Merger Agreement, (b) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered under the Merger Agreement, or (c) subject to applicable law, waive compliance with any of the covenants or conditions contained in the Merger Agreement. Notwithstanding the foregoing, (A) after the Acceptance Time, termination of the Merger Agreement by mutual consent and any amendments to the Merger Agreement shall require, in addition to the consent of General Mills and Purchaser, the consent of the Annie’s Board and, at the time of such consent, either (x) a majority of the directors on the Annie’s Board must have been directors on the Annie’s Board on the date of the Merger Agreement or must have been nominated or designated to be directors by a majority of the directors on the Annie’s Board on the Merger Agreement (such directors, “Continuing Directors”) or (y) if the Continuing Directors constitute a minority of the Board of Directors, each Continuing Director approves such termination or amendment.

Confidentiality Agreement. Prior to entering into the Merger Agreement, Annie’s and General Mills entered into a confidentiality agreement, dated as of June 19, 2014 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of Annie’s, General Mills agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes and to certain employee non-solicitation and no-hire provisions for the benefit of Annie’s. The Confidentiality Agreement also contained a customary “standstill” provision that became inapplicable upon execution of the Merger Agreement. Under the Merger Agreement, the other provisions of the Confidentiality Agreement remain in full force and effect until the Effective Time. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(5) to the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement. Prior to entering into the Merger Agreement, Annie’s and General Mills also entered into a letter agreement, dated as of September 5, 2014 (the “Exclusivity Agreement”). Pursuant to the Exclusivity Agreement, Annie’s agreed not to, and to cause its subsidiaries not to, and use reasonable best efforts to cause its representatives and agents not to, directly or indirectly, solicit, initiate, seek or knowingly encourage any inquiry, proposal or offer from, furnish non-public information to, or participate in any discussions or negotiations with, any person (other than General Mills and its representatives) regarding any acquisition of Annie’s or any of its subsidiaries or any of its or their capital stock or all or substantially all of their assets, and to suspend all such discussions or negotiations that may have been in progress, in each case until 11:59 p.m. Pacific Time on September 12, 2014. The foregoing summary is qualified in its entirety by reference to the complete text of the Exclusivity Agreement, which is filed as Exhibit (d)(6) to the Schedule TO and is incorporated herein by reference.

Tender and Support Agreement. General Mills, Purchaser and each of Molly F. Ashby, Robert W. Black, John M. Foraker, Zahir M. Ibrahim, Robert M. Kaake, Julie D. Klapstein, Mark Mortimer, Lawrence Peiros, Bettina M. Whyte and Billie Ida Williamson, the current directors and executive officers of Annie’s, in their capacity as beneficial owners of Shares, entered into a Tender and Support Agreement, dated as of September 8, 2014 (the “Tender and Support Agreement”). The outstanding Shares subject to the Tender and Support Agreement represented, as of September 8, 2014, less than 0.1% of the total outstanding Shares. Pursuant to the Tender and Support Agreement, each of the individuals agreed, among other things, subject to the termination of the Tender and Support Agreement, to (a) tender in the Offer (and not to withdraw) all Shares beneficially owned or thereafter acquired by them, (b) vote such Shares against any competing transaction and against any other action, agreement or transaction that is intended, or would reasonably be expected to impede, interfere with, delay, postpone or frustrate the purposes of or adversely affect the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (c) appoint us as their proxy to vote such Shares accordingly, (d) subject to certain exceptions, not otherwise transfer any of their Shares and (e) not take certain other actions inconsistent with their obligations under the Tender and Support Agreement. The Tender and Support Agreement will terminate upon the earlier of the Effective Time and the date the Merger Agreement is terminated in accordance with its terms. This summary of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Tender and Support Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

Co-Founder Agreement. On September 8, 2014, Annie’s, General Mills and Annie Withey (“Withey”) entered into a Founder’s Content Agreement (the “Co-Founder Agreement”). The Co-Founder Agreement provides, among other things, for (i) the assignment by Withey to Annie’s of certain messages and story content in the advertising and promotion of products sold by Annie’s and (ii) the grant by Withey to Annie’s of a royalty-free license to use her name, signatures and images, in each case, subject to the conditions set forth in the Co-Founder Agreement. This summary of the Co-Founder Agreement does not purport to be complete and is qualified in its entirety by reference to the Co-Founder Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Retention Agreement with John M. Foraker. On September 8, 2014, contemporaneous with the execution of the Merger Agreement, General Mills and Annie’s entered into a Retention Agreement (the “Retention

Agreement”) with John M. Foraker, Annie’s Chief Executive Officer. The Retention Agreement will become effective on the date of the consummation of the Merger (the “Effective Date”) and, as of the Effective Date, will supersede and replace the Executive Employment Agreement between Mr. Foraker and Annie’s dated February 22, 2012.

Under the Retention Agreement, Mr. Foraker will serve as the President of Annie’s for a period of one year commencing on the Effective Date (the “Retention Term”) and will be eligible to receive the following compensation:

•	base salary at the annual rate of $400,000;

•	a retention bonus in the amount of $450,000 if he remains actively employed during the Retention Term and thereafter such that he does not become eligible for the severance payments described below;

•	a bonus under the Annie’s Fiscal Year 2015 Cash Incentive Program as in place immediately prior to the Effective Date calculated based on achievement at target performance and pro-rated based on the portion of Annie’s fiscal year 2015 occurring prior to the Effective Date; and

•	a bonus based 60% on specified Annie’s performance targets to be determined by General Mills within two months following the Effective Date and 40% on Mr. Foraker’s post-Merger integration duties, with a target bonus payout of 70% of his base salary (the “Post-Merger Bonus”).

Mr. Foraker will be entitled to receive the following payments and benefits if his employment with Annie’s is terminated (i) for any reason upon the expiration of the Retention Term, or (ii) prior to the expiration of the Retention Term, either (x) by Annie’s without Cause or (y) by Mr. Foraker for Good Reason (as such terms are defined in the Retention Agreement):

•	the Post-Merger Bonus determined on a pro-rata basis and based on the greater of target or actual results;

•	severance pay equal to 24 months of base salary, paid over a period of 24 months;

•	a retention bonus in the amount of $450,000;

•	a lump sum payment equal to $280,000; and

•	continued participation in all medical benefits subject to his continued eligibility, and a lump sum payment equal to 18 months of COBRA.

Amounts payable to Mr. Foraker will be reduced in the event any such payments are subject to the excise tax applicable to “parachute payments” within the meaning of Section 280G of the Code and such reduction would result in a greater payment to Mr. Foraker on an after-tax basis.

To preserve the value of Annie’s after the Effective Date, in consideration for his sale of Shares in the transactions contemplated by the Merger Agreement, Mr. Foraker has agreed that he will be subject to restrictive covenants for a period of two years commencing on the Effective Date.

This summary of the Retention Agreement does not purport to be complete and is qualified in its entirety by reference to the Retention Agreement, which is filed as Exhibit (d)(4) to the Schedule TO and is incorporated by reference herein.

12.	Source and Amount of Funds

General Mills, the parent company of Purchaser, will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. We estimate that the total amount of funds necessary to purchase all issued and outstanding Shares and other equity-based interests of Annie’s pursuant to the Offer and the Merger will be approximately $821 million. We expect to fund these payments through either a capital contribution or an intercompany loan from General Mills to Purchaser (the terms of which have not yet been determined). General Mills will obtain such funds from cash on hand, its readily available financing sources or a combination thereof. The Offer is not conditioned upon any financing arrangements.

13.	Conditions of the Offer

Notwithstanding any other term of the Offer but subject to the terms set forth in the Merger Agreement, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, only after complying with any obligation to extend the Offer pursuant to the Merger Agreement, may terminate the Offer, if:

(1)	the Minimum Tender Condition is not satisfied;

(2)	the Antitrust Condition is not satisfied;

(3)	any of the following conditions shall exist at the time of expiration of the Offer or immediately prior to such payment:

(A)	(i) any federal or state court of the United States of America or any state thereof shall have issued any order, decision, judgment, writ, injunction, decree, award or other determination which is then in effect that enjoins or otherwise prohibits consummation of the Offer or the Merger or (ii) any other governmental authority shall have issued any order, decision, judgment, writ, injunction, decree, award or other determination which is then in effect that enjoins or otherwise prohibits consummation of the Merger, which order, decision, judgment, writ, injunction, decree, award or other determination would have a material adverse effect on Annie’s or General Mills (in each case as described in the Merger Agreement);

(B)	any suit, action or proceeding shall have been commenced and be pending by any federal, state, local or foreign governmental or regulatory authority of competent jurisdiction wherein a judgment would have any of the effects referred to in clause (A) above;

(C)	since the date of the Merger Agreement, there shall have occurred any Company Material Adverse Effect;

(D)	(1) any representation and warranty of the Company set forth in Section 3.8(a) and Section 3.13(b) of the Merger Agreement shall not be true and correct in all respects (other than in the case of de minimis exceptions relating to the outstanding Shares which would not result in cost, expense or liability to Annie’s, General Mills and their affiliates that exceed $4,000,000 in the aggregate) as of the respective dates specified therein, or (2) any other representation and warranty of Annie’s set forth in the Merger Agreement shall not be true and correct in all respects, without regard to any “materiality” or “Company Material Adverse Effect” qualifications contained in them, at and as of such date, except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), other than in the case of clause (2) with only such exceptions as would not individually or in the aggregate have a Company Material Adverse Effect; or

(E)	Annie’s shall have failed to perform in any material respect its obligations required to be performed by it under the Merger Agreement at or before such time; or

(4)	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of General Mills and the Purchaser, and the conditions set forth in clauses (3) and (4) may be waived by General Mills or the Purchaser in whole or in part at any time and from time to time and in its sole discretion, in each case subject to applicable law and the terms of the Merger Agreement. Any reference in the Offer to Purchase or the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is waived. The failure by General Mills or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

14.	Dividends and Distributions

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, Annie’s shall not, and shall not permit any of its subsidiaries (other than dividends by wholly owned subsidiaries or Annie’s) to, without our prior consent (not to be unreasonably withheld, delayed or conditioned), make, declare or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to any of its capital stock. See Section 11—“Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements—The Merger Agreement—Conduct of Business.”

15.	Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on our review of Annie’s publicly available SEC filings and other information regarding Annie’s, we are not aware of any licenses or other regulatory permits that appear to be material to the business of Annie’s and that might be adversely affected by the acquisition of Shares by us pursuant to the Offer or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us pursuant to the Offer. In addition, except as set forth below, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Annie’s or our business or that certain parts of Annie’s or our business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—“Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder, the purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by General Mills, as the parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. General Mills filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger on September 22, 2014. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day following the date such filing occurred unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by General Mills with that request, unless the FTC or the Antitrust

Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by a court enjoining the transaction. General Mills also may agree with the FTC or the Antitrust Division that it will not close the transaction for a certain amount of time in order to allow the completion of its antitrust review. Complying with a Second Request can take a significant period of time. Although Annie’s is required to file certain information and documentary materials with the FTC and the Antitrust Division in connection with the Offer, neither Annie’s failure to make those filings nor a Second Request issued to Annie’s from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if General Mills owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will review the legality under the antitrust laws of Purchaser’s proposed acquisition of Annie’s. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of General Mills, Purchaser, Annie’s, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. Although Purchaser and General Mills believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13—“Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware, where Annie’s is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” or the transaction pursuant to which the person became an interested stockholder (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder without the vote of 66 2⁄3% of the shares not owned by the interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such time. Annie’s has represented to us in the Merger Agreement that the Annie’s Board (at a meeting duly called and held) has duly and unanimously adopted resolutions that are sufficient to render inapplicable to General Mills and Purchaser the restrictions on business combinations set forth in Section 203 of the DGCL and any other takeover laws that may purport to be applicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, no Delaware statute should have the effect of precluding the Offer or the Merger. Purchaser has not attempted to comply with any other state takeover laws in connection with the Offer or the Merger. To the extent that the provisions of other state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement, the Tender and Support Agreement or the transactions contemplated thereby (other than the DGCL), and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares (the “Appraisal Shares”) at the Effective Time who has not tendered their Shares in the Offer, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to demand a judicial determination of the fair value of the Appraisal Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Appraisal Shares held by such holder. Unless the Delaware court in its discretion determines otherwise for good cause shown, this rate of interest will be five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time between the Effective Time and the date of payment and will be compounded quarterly.

Any such judicial determination of the fair value of the Appraisal Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Appraisal Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the per share price to be paid pursuant to the Merger. Moreover, we or Annie’s may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid in the Offer and the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262 of the DGCL.

If any holder of Appraisal Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the Merger Consideration, without interest and subject to applicable withholding taxes, in accordance with the Merger Agreement.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following: (a) no later than 20 days after the mailing of the Schedule 14D-9 and the consummation of the Offer, deliver to Annie’s a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal; (b) not tender such stockholder’s Shares in the Offer; and (c) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The procedures to be followed by a stockholder desiring to exercise appraisal rights in the Merger is contained in the Schedule 14D-9. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Merger Consideration.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share pursuant to the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither General Mills nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Litigation. On September 11, 2014, Gregory Stone filed a class action lawsuit in the Superior Court of the State of California, County of Alameda, purportedly on behalf of the stockholders of Annie’s against Annie’s, its directors, General Mills and Purchaser alleging, among other things, that Annie’s directors breached their fiduciary duties by allegedly agreeing to sell Annie’s at an unfair and inadequate price and by allegedly failing to take steps to maximize the sale price of Annie’s and that Annie’s, General Mills and Purchaser colluded in or aided and abetted such breaches. The complaint seeks to enjoin the Merger, other equitable relief and money damages. A similar complaint was filed on September 12, 2014 by Ashley Pratte and Donna Weiss, also in the Superior Court of the State of California, County of Alameda. If the plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the transactions contemplated by the terms of the Merger Agreement, such an injunction may prevent the completion of the transactions in the expected timeframe (or altogether). We believe that these suits lack merit and intend to vigorously defend against these claims. It is possible that additional similar complaints may be filed in the future.

16.	Fees and Expenses

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Annie’s has filed the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning Annie’s”—“Available Information.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or General Mills not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of General Mills, Purchaser, Annie’s, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of General Mills, Purchaser, Annie’s or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Neither the Offer, nor this Offer to Purchase, nor the Letter of Transmittal, nor the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of Annie’s stockholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Sandy Acquisition Corporation

September 22, 2014

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF GENERAL MILLS AND PURCHASER

GENERAL MILLS

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of General Mills. Except as otherwise noted, positions specified are positions with General Mills.

General Mills Board of Directors

Name	Address	Principal Occupation or Employment	Citizenship
Bradbury H. Anderson	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Retired Vice Chairman, Best Buy Co. Inc., (2002-2010) Retired Chief Executive Officer, Best Buy Co. Inc., (2002-2009)	United States of America

R. Kerry Clark	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Retired Chairman and Chief Executive Officer, Cardinal Health, Inc.	United States of America

Paul Danos	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Dean and Professor of Business Administration, Tuck School of Business at Dartmouth College	United States of America

Henrietta H. Fore	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Chairman and Chief Executive Officer, Holsman International	United States of America

Raymond V. Gilmartin	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Retired Executive-in-Resident, Harvard Business School (2012-2013) Professor, Harvard Business School (2006-2012)	United States of America

Judith Richards Hope	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Chairman of the Board, Castleton Music Festival Distinguished Visitor from Practice and Professor of Law, Georgetown University (2005-2013)	United States of America

Name	Address	Principal Occupation or Employment	Citizenship

Heidi G. Miller	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Retired President, JPMorgan International (2010-2012) Executive Vice President, CEO, Treasury and Security Services, JPMorgan Chase (2004-2010)	United States of America

Hilda Ochoa-Brillembourg	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Chairman of the Board, Strategic Investment Group Chief Executive Officer and Chief Information Officer, Strategic Investment Group (2012-2014)	United States of America

Steve Odland	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426

President and Chief Executive Officer, Committee for Economic Development

Adjust Professor, Lynn University and Florida Atlantic University (2011-2012)

Chairman and Chief Executive Officer, Office Depot, Inc. (2005-2010)

United States of America

Kendall J. Powell	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Chief Executive Officer and Chairman of the Board of General Mills	United States of America

Michael D. Rose	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Private Investor and Chairman of the Board of Midaro Investments, Inc.	United States of America

Robert L. Ryan	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Retired Senior Vice President and Chief Financial Officer, Medtronic, Inc.	United States of America

Dorothy A. Terrell	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Managing Partner, FirstCap Advisors Limited Partner, First Light Capital (2003-2010)	United States of America

General Mills Executive Officers

Name	Address	Principal Occupation or Employment	Citizenship
Y. Marc Belton	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Executive Vice President, Global Strategy, Growth and Marketing Innovation Executive Vice President, Growth and Marketing Innovation (2005-2010)	United States of America

John R. Church	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Executive Vice President, Supply Chain Senior Vice President, Supply Chain (2008-2013)	United States of America

Peter C. Erickson	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Executive Vice President, Innovation, Technology and Quality Senior Vice President, Innovation, Technology and Quality (2006-2013)	United States of America

Jeffrey L. Harmening	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426

Executive Vice President, Chief Operating Officer, U.S. Retail

Chief Executive Officer of CPW (2012-2014)

Senior Vice President, Big G Cereal Division (2011-2012)

Vice President, Big G Cereal Division (2004-2011)

United States of America

Donal L. Mulligan	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Executive Vice President, Chief Financial Officer	United States of America

Kimberly A. Nelson	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Senior Vice President, External Relations and President of the General Mills Foundation Senior Vice President, President, Snacks, (2008-2010)	United States of America

Shawn P. O’Grady	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Senior Vice President, President, Sales and Channel Development Senior Vice President, President, Consumer Foods Sales Division (2010-2012) Vice President, President, U.S. Retail Sales (2007-2010)	United States of America

Name	Address	Principal Occupation or Employment	Citizenship
Christopher D. O’Leary	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Executive Vice President and Chief Operating Officer, International	United States of America

Roderick A. Palmore	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Executive Vice President, General Counsel, Chief Compliance and Risk Management Officer and Secretary	United States of America

Kendall J. Powell	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Chairman of the Board and Chief Executive Officer	United States of America

Jacqueline Williams-Roll	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426

Senior Vice President, Global Human Resources

Senior Vice President, Human Resources Operations (2013-2014)

Vice President, Human Resources – International (2010-2013)

Vice President, Human Resources – EMEA (2008-2011)

United States of America

Jerald A. Young	General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426	Vice President, Controller Vice President, Supply Chain (2008-2011)	United States of America

PURCHASER

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Except as otherwise noted, positions specified are positions with General Mills.

Sandy Acquisition Corporation Board of Directors

Name	Address	Principal Occupation or Employment	Citizenship
Trevor V. Gunderson	General Mills, Inc. One General Mills Boulevard Minneapolis, MN 55426	Vice President, Deputy General Counsel	United States of America

Jeffery L. Harmening	General Mills, Inc. One General Mills Boulevard Minneapolis, MN 55426

Executive Vice President, Chief Operating Officer, U.S. Retail

Chief Executive Officer of CPW (2012-2014)

Senior Vice President, Big G Cereal Division (2011-2012)

Vice President, Big G Cereal Division (2004-2011)

United States of America

Donal L. Mulligan	General Mills, Inc. One General Mills Boulevard Minneapolis, MN 55426	Executive Vice President, Chief Financial Officer	United States of America

Sandy Acquisition Corporation Executive Officers

Name	Address	Principal Occupation or Employment	Citizenship
Elizabeth M. Nordlie	General Mills, Inc. One General Mills Boulevard Minneapolis, MN 55426	Vice President, Small Planet Foods Vice President, Director, Pillsbury (2010-2014) Vice President, Marketing Director, Europe (2007-2010)	United States of America

Kelly S. Boyle	General Mills, Inc. One General Mills Boulevard Minneapolis, MN 55426	Supply Chain Leader, Small Planet Foods Customer Logistics Director (2006-2010)	United States of America

Gerald J. Morris	General Mills, Inc. One General Mills Boulevard Minneapolis, MN 55426	Vice President, Chief Tax Officer, and Principal Tax Counsel	United States of America

Name	Address	Principal Occupation or Employment	Citizenship

Douglas J. Power	General Mills, Inc. One General Mills Boulevard Minneapolis, MN 55426	Vice President, Mergers and Acquisitions Vice President, Mergers and Acquisitions, NAVTEO Corporation Technology (2005-2011)	United States of America

Marie Pillai	General Mills, Inc. One General Mills Boulevard Minneapolis, MN 55426	Vice President, Treasurer, and Chief Investment Officer	United States of America

Emily E. Backstrom	General Mills, Inc. One General Mills Boulevard Minneapolis, MN 55426	Director of Financial Operations, Small Planet Foods Finance Director, Reporting Center (2013) Senior Finance Manager, Logistics (2010-2013) Senior Finance Manager, Progresso (2008-2010)	United States of America

Kathryn K. Garrison	General Mills, Inc. One General Mills Boulevard Minneapolis, MN 55426	Director, U.S. Tax	United States of America

Robert B. Polansky	General Mills, Inc. One General Mills Boulevard Minneapolis, MN 55426	Assistant Treasurer Finance Director (2008-2010)	United States of America

Trevor V. Gunderson	General Mills, Inc. One General Mills Boulevard Minneapolis, MN 55426	Vice President, Associate General Counsel, Assistant Corporate Secretary	United States of America

Cam C. Hoang	General Mills, Inc. One General Mills Boulevard Minneapolis, MN 55426	Senior Counsel	United States of America

Christopher A. Rauschl	General Mills, Inc. One General Mills Boulevard Minneapolis, MN 55426	Attorney	United States of America

Manually signed facsimiles of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Annie’s or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by hand or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com